April 20, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
Carnival Corporation
Gerald R. Cahill, Executive Vice President and Chief Financial and Accounting Officer
3655 N.W. 87th Avenue
Miami, Florida 33178

     Re: **Carnival Corporation**
              Form 10-K for the Year Ended November 30, 2005
              File 001-09610

Dear Mr. Cahill:

      We have reviewed your response letter dated March 31, 2006 and have the following additional comment. Where indicated, we think you should revise your financial statements in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

<u>Form 10-K For the Fiscal Year Ended November 30, 2005</u>

<u>Item 8- Financial Statements and Supplementary Data</u>

<u>Note 2- Summary of Significant Accounting Policies</u>

<u>Property and Equipment, page F-6</u>

1.   We note your response to our prior comment #1. In this regard, we believe you should rigorously re-review capitalized dry-docking and wet-dock costs to determine whether they significantly improve or extend the life of the vessels. Your accounting policy states that you expense repair and maintenance costs as incurred and that only ship improvement costs that add value to ships are capitalized to the ships. If costs do not significantly improve or extend the life of the vessel, we believe that they should not be capitalized. For example, if you perform any repairs and maintenance during the repositioning voyages to and from the dry-dock facility or during dry docking, those costs should be expensed in accordance with your accounting policy (including parts and materials used during these repairs.) In addition, we believe that incidental costs, such as the cost of the fuel during the repositioning voyages to and from the dry-dock facility, should be expensed as incurred as they not provide any future economic benefit and,

therefore, do not meet the definition of an asset under CON 6. Please revise your accounting policy and description of capitalized dry-docking and wet-dock costs accordingly.

Revenue and Expense Recognition, page F-8

2. Please revise future filings to include disclosure of your accounting policy with respect to revenues derived from providing air transportation and shore excursions for your passengers. Your disclosures should also include a discussion of whether you account for these revenues on a gross or net basis in accordance with EITF 99-19.

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label “corresp” with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief-Accountant